(Formerly Esperanza Silver Corporation)
(An Exploration-Stage Company)

Management’s Discussion and Analysis
Six Months Ended June 30, 2011

GENERAL

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited interim condensed consolidated financial statements of Esperanza Resources Corp. (the “Company” or “Esperanza”) for the six months ended June 30, 2011 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in note 14 to these interim consolidated financial statements.

The MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2010 prepared in accordance with Canadian GAAP, the related MD&A with reference to the reconciliation referred to above. All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted. This MD&A has been prepared as of August 25, 2011.

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, ”expect”, ”anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Esperanza’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties identified elsewhere in this MD&A, actual results may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF BUSINESS

Esperanza is a mineral exploration company focused on advancing the development of its principal property, the wholly-owned (subject to a 3% net smelter return royalty) Cerro Jumil gold project in Morelos State, Mexico. In October of 2010 it announced a strategic investment which resulted in a 36% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia. This interest has subsequently declined to 28.49% The Company continues to identify and explore new precious metal projects in Mexico and Peru. Additional information is available at the Company’s website at www.epzresources.com.

EXPLORATION REVIEW

Cerro Jumil, Mexico

The Company has shipped a 15 tonne sample of mineralized material for pilot-scale metallurgical testing and environmental characterization which is now being finalized. In March of this year the Company made the decision to update the 2009 Preliminary Economic Assessment of the Cerro Jumil project by incorporating the 2010 resource estimate and latest metallurgical data. This work is on-going. In February of 2011 the Company received agreement from the competent archaeological authorities in Mexico to allow mining activity in the Cerro Jumil project area subject to a 2011 program to excavate and salvage minor sites that had previously been identified. That program is now on-going. In April of 2011 the Company began a new drill program to test additional areas adjacent to the known resource and to upgrade known inferred resources to the measure and indicated categories.

San Luis Project, Peru

In February of this year Esperanza and Silver Standard signed a Letter of Intent for Silver Standard to purchase Esperanza’s interest in the property, subject to regulatory approvals for $17 million in cash, the return and cancellation of the approximately 6.5 million Esperanza shares owned by Silver Standard and a 1 percent net smelter return royalty on all production from the property. The transaction closed in July of 2011. As a result of the completion of the sale, the Company awarded a bonus of $651,325 to certain members of management and staff.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached an agreement on the Pucarana, Peru mineral property with Estrella Gold Corporation (“Estrella”). Pursuant to the agreement, Esperanza has an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza also has the option to earn a subsequent 9% interest (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.

Esperanza has completed a first phase of trenching and sampling over potential mineral zones. The Company has now reached an agreement with the Chilcaymarca Community to conduct exploration and drilling and a drill program began on the Pucurana project in April of 2011. The Company drilled 1482 meters by the end of the Quarter. It is currently reviewing results. The Company has expended sufficiently to have earned its 51% interest.

Other Exploration

The Company has active prospecting programs in Mexico and Peru. In Mexico it controls three properties totaling 44,333 hectares in the Guerrero-Morelos gold belt. All properties are early-stage exploration with work focusing on the definition of new drill targets. In Peru the Company controls 11 projects totaling 16,670 hectares. The Company has signed an agreement with the local land owners at its Colqui Orcco project in Peru and has received all necessary permits. In March of 2011 site preparation began for a first round of exploration drilling which began in May 2011. The Company drilled 1799 meters through the end of the Quarter.

Investment in Global Minerals Ltd.

In October and November 2010, Esperanza made a strategic investment of approximately $2.9 million in Global Minerals Ltd. (“Global”). Global’s primary asset is the Strieborna silver-copper deposit in Slovakia. This is an advanced-stage exploration project. Esperanza now owns 23,493,233 Global shares and 2,079,950 Global common share purchase warrants with an exercise price of $0.55. The warrants expire November 22, 2012. The Company’s investment represents 28.49% interest in Global.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2011

The Company recorded a loss of $3,023,233 for the three months ended June 30, 2011 (2010 - $2,381,439). The loss was higher in 2011 due to higher exploration expenses and the equity loss in the Company’s Global Minerals investment partially offset by lower stock-based compensation expense. The exploration expenditures were mainly directed towards the Cerro Jumil, Pucarana and Colqui Orcco properties. Esperanza recorded a loss from its equity investment in Global Minerals whereas in 2010 there was no loss because Esperanza did not acquire its equity position until December 2010. Stock-based compensation was lower in 2011 because the Company granted 779,500 fully vested options compared to 1,500,000 fully vested options in 2010.

Six Months Ended June 30, 2011

The Company recorded a loss of $4,519,851 for the six months ended June 30, 2011 (2010 - $3,735,421). The loss was higher than in 2010 for the same reasons as described above for the three months ending June 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES

The Company started 2011 with working capital of $10,034,042 and had working capital of $7,974,386 at June 30, 2011. The decrease in working capital was due to the loss incurred in the period partially offset by funds received from stock option and warrant exercises. Esperanza has an equity interest in Global, an exploration-stage company which is expected to incur operating losses. Esperanza may participate in warrant exercises or future Global equity financings and this will require capital resources in addition to its own operating requirements. Subsequent to the end of the quarter, the Company completed the sale of its interest in the San Luis joint venture and received $17,000,000 as part of the consideration for the sale. The Company currently has sufficient capital resources to cover its anticipated exploration and administrative expenditures for the next twelve months.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

As at June 30, 2011 Esperanza had 28.49% equity interest in Global Minerals Ltd. This investment is being accounted for by the equity method. The table below summarizes Global’s estimated financial position as at June 30, 2011.

	June 30, 2011 $	March 31, 2011 $
Cash and cash equivalents	1,073,000	1,949,000
Term deposits	40,000	1,768,000
Other current assets	2,220,000	316,000
Long-term assets	8,628,000	6,509,000
Current liabilities	(2,019,000)	(302,000)
Future income tax liability	-	(399,000)
Net Assets	9,942,000	9,841,000

QUARTERLY INFORMATION

The following table sets out selected quarterly results which are stated in Canadian dollars except for per share amounts.

Quarter Ended	2011 Jun. 30	2011 Mar. 31	2010 Dec. 31	2010 Sept 30

Operating expenses	$ 2,628,399	$ 1,119,695	$ 1,137,698	$ 1,102,780
Net loss for the period	(3,023,233)	(1,496,618)	(1,140,904)	(1,082,621)
Net loss per share (basic and diluted)	$ (0.05)	$ (0.03)	$ (0.02)	$ (0.02)

Quarter Ended	2010 Jun. 30	2010 Mar. 31	2009 (1) Dec. 31	2009 (1) Sept. 30
Operating expenditures	$ 392,892	$ 1,364,719	$ 692,211	$ 575,412
Net loss for the period	(2,381,439)	(1,353,982)	(678,337)	(562,378)
Net loss per share (basic and diluted)	$ (0.05)	$ (0.03)	$ (0.01)	$ (0.01)

(1)

The figures presented for 2009 were prepared in accordance with Canadian GAAP and are not required to be restated to IFRS.

2011

For the quarter ended June 30, 2011 the loss was higher than for the prior quarter due to much higher exploration and stock-based compensation expenses.

For the quarter ended March 31, 2011 the loss was higher than for the prior quarter due to the Company’s equity in the loss of Global Minerals Ltd. (“Global”). Esperanza had only acquired a significant interest in Global in early December 2010 and only recognized a small loss in the equity of Global for that quarter-end.

2010

For the quarter ended December 31, 2010 the loss was higher than in the prior quarter due to higher costs for exploration and investor relations and due to mineral property write-offs.

For the quarter ended September 30, 2010 the loss was lower than for the prior quarter mainly due to lower stock-based compensation expense.

For the quarter ended June 30, 2010 operating expenses and the net loss were higher than for the previous quarter due mainly to higher stock-based compensation.

2009

For the quarter ended December 31, 2009 both operating expenses and the loss for the quarter were higher than for the prior quarter due to higher costs for administration, exploration and investor relations partially offset by lower foreign exchange. Administration costs were higher due to a higher allocation of management time to that category and due to a portion of year-end bonuses accrued to Denver staff being allocated to administration. Exploration expenses were higher due to a higher level of activity on general reconnaissance work than for the prior quarter. Investor relations costs werehigher due to higher activity at investor conferences. The foreign exchange loss was much lower than in the prior quarter as the Mexican peso was stable in the quarter whereas in the prior quarter the peso dropped by 9%.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements or obligations that are not disclosed in the financial statements.

RELATED PARTY TRANSACTIONS

During the six months ended June 30 31, 2011 the Company paid $98,400 (2010 - $98,400) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services. At June 30, 2011, the Company was indebted to Seabord in the amount of $Nil (2010 - $126). At June 30, 2011 Esperanza had a deposit for future services with Seabord amounting to $10,000 (2010 - $10,000) which was included in prepaid expenses. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. All balances due to related parties are included in accounts payable and accrued liabilities.

During the six months ended June 30, 2011, Esperanza recorded the following amounts as salaries to senior management: Bill Pincus, President - $78,172, Steve Zuker, Vice-President - $57,326, Bill Bond, Vice-President - $57,326 and Paul Bartos, Vice-President - $57,326. David Miles, the chief financial officer and Kim Casswell, the corporate secretary, are employees of Seabord and received no management compensation directly from Esperanza. Esperanza’s directors who are not part of management are paid directors’ fees. For the six months ended June 30, 2011 directors’ fees were accrued or paid in the following amounts to: George Elliott - $12,500, Brian Bayley - $11,750, Steve Ristorcelli - $10,750 and Geoff Chater - $9,912.

NEW ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

On January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information the effective transition date is January 1, 2010. Notes 2 and 14 to the condensed consolidated interim financial statements provide more detail on the significant Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards and optional exemptions for significant or potentially significant issues that have an impact on the Company’s financial statements on transition to IFRS.

Transitional Effect on Financial Statements

Statements of Financial Position

As a result of a change in accounting policy which resulted in the expensing of exploration and development costs (note 2 of the interim financial statements), the only adjustment to the Company’s statements of financial position was a reduction to mineral properties and a corresponding reduction to shareholder’s equity in the amounts and at the dates noted below:

January 1, 2010

$11,615,242

June 30, 2010

$13,026,103

December 31, 2010

$13,846,735

Statements of Loss and Comprehensive Loss

The change in accounting policy resulted in an increase in exploration expense in the amounts and at the dates below:

June 30, 2010

$1,410,861

December 31, 2010

$2,257,209

There was no significant impact on the statement of cash flows.

FUTURE ACCOUNTING CHANGES

On May 12, 2011, the IASB issued the following statements:

i.

IFRS 10 Consolidation (“IFRS 10”) (see further details below)

ii.

IFRS 11 Joint Venture (“IFRS 11”) (see further details below)

iii.

IFRS 12 Disclosures of Involvement with Other Entities (“IFRS 12”) (see further details below)

iv.

IAS 27 Separate Financial Statement (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v.

IAS 28 Investments in Associates and Joint Ventures (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venture by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enables users of its financial statements to assess the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011, and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realizable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit, although Esperanza has published a Preliminary Economic Assessment (“PEA”), which indicates that Cerro Jumil may be shown to have a commercial ore deposit upon completing a pre-feasibility or feasibility study. Esperanza’s main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, concessions and leases are in good standing and obtaining permits for drilling, other exploration activities and/or extraction.

One of the Company’s projects is near a known archeological site. The Company has worked with the appropriate government archeological authority to determine any impacts proposed mining operations may have. As a result of this work, the majority of the property has been declared or is anticipated to be declared open for mining activity. A small area, which is not expected to affect exploration and proposed mining programs, is now unavailable.

Esperanza is currently earning an interest in one of its properties through an option agreement and acquisition of title to the property is only completed when the option conditions have been met. These conditions generally include making property payments and incurring exploration expenditures on the properties. If the Company does not satisfactorily complete the option conditions in the time frame laid out in the option agreement, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

Commodity Price Risk

Esperanza is exposed to commodity price risk. Declines in the market price of gold, silver and other metals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

Esperanza has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development-stage companies such as Esperanza, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Esperanza’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar, Mexican peso or Peruvian sol could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration and development of and extraction of ore from mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability, result in increased costs, have a material adverse effect on the Company’s financial results and cause a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Esperanza’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

OUTSTANDING SHARE DATA

There are 51,032,321 common shares issued and outstanding and 3,726,000 stock options outstanding with exercise prices ranging between $0.69 and $1.91 per option and expire from September 12, 2012 through to June 10, 2016. All of the outstanding options have vested. The Company has 7,057,646 common share purchase warrants outstanding with exercise prices per share of $1.75 and $2.75. These warrants expire from February 16, 2012 through December 22, 2012.